UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

AMENDMENT REGARDING RESOLUTION TO CALL

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (the “Company”) has resolved to add a new item 3 to the agenda for the extraordinary general meeting of shareholders (“EGM”), which the Board previously resolved to call on June 10, 2021. The EGM will be held at the following time and place, and the agenda shall be as follows:

1. Date / Time	October 12, 2021, 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

☐ Purpose of EGM

A. Report

•   Report to shareholders of agenda items and related documents

B. Agenda

1.  Stock Split and Amendments to the Articles of Incorporation

2.  Approval of Spin-off Plan

3.  Appointment of Non-executive Director (Kyu Nam Choi)

4. Date of Board Resolution	August 27, 2021

• Attendance of Outside Directors	Present:	5
	Absent:	0

5. Other Important Matters Relating to Investment Decision

•   The record date for shareholder determination for the EGM is July 16, 2021.

•   Regarding Agenda Item 3, Mr. Dae Sik Cho resigned as a non-executive director of the Company, effective as of August 25, 2021.

•   The term of the director appointed at the EGM will end at the close of the third annual general meeting of shareholders held after his appointment pursuant to Article 33(1) of the Company’s Articles of Incorporation.

[Details of Director Candidate]

Name	Month of Birth	Term	New Appointment	Business Experience

Kyu Nam Choi	April 1964	3 years	Yes	• Head of Future Business Team, SK SUPEX Council (2020 –present) • Head of Global Business Development, SK SUPEX Council (2018 – 2019) • Representative Director and President, Jeju Air (2012 –2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh
(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: August 27, 2021